[Ropes & Gray Letterhead]

March 31, 2008

Excelsior Funds, Inc.

One Financial Center

Boston, MA 02111-2621

Excelsior Funds Trust

One Financial Center

Boston, MA 02111-2621

Columbia Funds Series Trust I

One Financial Center

Boston, MA 02111-2621

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated March 27, 2008 by and among: (i) Excelsior Funds, Inc., a Maryland corporation (“Excelsior Funds”), on behalf of each of its series listed as a “Fund” on Schedule A hereto; (ii) Excelsior Funds Trust, a Delaware statutory trust (“Excelsior Trust”), on behalf of each of its series listed as a “Fund” on Schedule A hereto; (iii) Columbia Funds Series Trust I, a Massachusetts business trust (“Columbia Trust”), on behalf of each of its series listed as a “New Fund” on Schedule A hereto; and (iv) Columbia Management Advisors, LLC (“Columbia Management”), the investment advisor to the Funds and the New Funds. The Agreement describes 11 proposed transactions (each, a “Transaction”) to occur as of the date of this letter (the “Closing Date”). Under the Agreement, each Transaction is to be treated as if the Transaction had been the subject of a separate agreement. In each Transaction, one New Fund will acquire substantially all of the assets of the corresponding Fund in exchange for shares of beneficial interest in the New Fund (the “New Fund Shares”) and the assumption by the New Fund of all of the liabilities of the Fund following which the New Fund Shares received by the Fund will be distributed by the Fund to its shareholders in liquidation and termination of the Fund. This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you, for the benefit of each Fund and each New Fund, pursuant to Section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

Each Fund is a series of Excelsior Funds or Excelsior Trust, both of which are registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as open-end management investment companies. Shares of each Fund are redeemable at net asset value at each shareholder’s option. Each Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Excelsior Funds, Inc.	Page 2 of 3
Excelsior Funds Trust
Columbia Funds Series Trust I

Each New Fund is a series of Columbia Trust, which is registered under the 1940 Act as an open-end management investment company. Shares of each New Fund are redeemable at net asset value at each shareholder’s option. Each New Fund will elect to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement dated January 16, 2008 and such other items as we have deemed necessary to render this opinion. In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

With respect to each Transaction between a Fund and its corresponding New Fund, based on the foregoing representations and assumptions and our review of the documents and items referred to above, we are of the opinion that, subject to the final paragraph hereof, for U.S. federal income tax purposes:

(i)	The Transaction will constitute a reorganization within the meaning of Section 368(a) of the Code, and the New Fund and the Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)	Under Section 1032 of the Code, no gain or loss will be recognized by the New Fund upon the receipt of the assets of the Fund in exchange for New Fund Shares and the assumption by the New Fund of the liabilities of the Fund;

(iii)	Under Section 362(b) of the Code, the basis in the hands of the New Fund of the assets of the Fund transferred to the New Fund in the Transaction will be the same as the basis of such assets in the hands of the Fund immediately prior to the transfer;

(iv)	Under Section 1223(2) of the Code, the holding periods of the assets of the Fund in the hands of the New Fund will include the periods during which such assets were held by the Fund;

(v)	Under Section 361 of the Code, no gain or loss will be recognized by the Fund upon the transfer of the Fund’s assets to the New Fund in exchange for New Fund Shares and the assumption by the New Fund of the liabilities of the Fund, or upon the distribution of New Fund Shares by the Fund to its shareholders in liquidation;

(vi)	Under Section 354 of the Code, no gain or loss will be recognized by Fund shareholders upon the exchange of their Fund shares for New Fund Shares;

Excelsior Funds, Inc.	Page 3 of 3
Excelsior Funds Trust
Columbia Funds Series Trust I

(vii)	Under Section 358 of the Code, the aggregate basis of New Fund Shares a Fund shareholder receives in connection with the Transaction will be the same as the aggregate basis of his or her Fund shares exchanged therefor;

(viii)	Under Section 1223(1) of the Code, a Fund shareholder’s holding period for his or her New Fund Shares will be determined by including the period for which he or she held the Fund shares exchanged therefor, provided that he or she held such Fund shares as capital assets; and

(ix)	The New Fund will succeed to and take into account the items of the Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP